FORM 6-K



                      Securities and Exchange Commission
                            washington, D.C. 20549


                       Report of Foreign Private Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934


For the month of   February                                          2003
                   ------------------------------------         --------------


                          Research In Motion Limited
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                (Translation of registrant's name into English)


                              295 Phillip Street,
                           Waterloo, Ontario, Canada
                                    N2L 3W8
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                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                  Form 20-F                    Form 40-F     X
                           --------------                ---------------

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                          No      X
                       ------------                 ---------------

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

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                                DOCUMENT INDEX



   Document                                                           Page No.

    1.          Press Release dated February 18, 2003                    4

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                                                                    Document 1
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RIM LOGO

                                                                  NEWS RELEASE



FOR IMMEDIATE RELEASE                                      February 18, 2003

America Movil and Research In Motion To Bring BlackBerry Wireless Platform To Latin America For The First Time

Mexico and Waterloo, ON - America Movil and Research In Motion (RIM) (Nasdaq:
RIMM; TSX: RIM) today announced plans to bring the BlackBerry(TM) wireless platform to Latin America for the first time. The companies initially plan to deliver BlackBerry to mobile professionals in Mexico using Telcel's nationwide GSM/GPRS network. Telcel is a wholly-owned subsidiary of America Movil.

The introduction of BlackBerry in Mexico will provide Telcel customers the benefits of an industry leading voice and data handheld with an open standards-based platform. BlackBerry offers secure, wireless access to corporate email and data as well as synchronized personal information management tools, which is what corporate customers in Latin America are seeking.

Telcel launched its GSM/GPRS service in October 2002. The company ended the year with over 500,000 GSM subscribers and currently offers coverage in more than 70 cities throughout Mexico, with nationwide deployment by the end of 2003.

BlackBerry is an integrated wireless platform designed to meet the specific needs of both mobile professionals and IT departments. With BlackBerry, mobile professionals get effortless access to their important information and communications while on the go and IT departments get security, centralized administration and extensibility in a proven wireless platform.

About America Movil
America Movil is the leading provider of wireless services in Latin America. It has more than 32 million wireless subscribers across the continent. Its Mexican subsidiary Telcel is the market leader in Mexico with more than 20 million subscribers, providing coverage in over 100,000 towns and cities in the country.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM's portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry(TM) wireless platform, the RIM Wireless Handheld(TM) product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

                                     # # #


Media Contacts:                                                          Investor Contact:
Patricia Ramirez-Valdivia            Scott Pollard                       RIM Investor Relations
Corporate PR & Communications        Brodeur Worldwide for RIM           519.888.7465
Telcel / America Movil               212.771.3644                        investor_relations@rim.net
+52.55.56253947                      spollard@brodeur.com                --------------------------
pramire@mail.telcel.com              --------------------
-----------------------

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties of Research In Motion Limited. All other brands, products and company names mentioned herein may be trademarks or registered trademarks of their respective holders.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements involve risks and uncertainties, including, without limitation, whether RIM and Telcel Mexico will enter into a definitive agreement, risks relating to possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, continued acceptance of RIM's and Telcel Mexico's products, increased levels of competition, technological changes, dependence on intellectual property rights and other risks detailed from time to time in RIM's and Telcel Mexico's periodic reports filed with the United States Securities and Exchange Commission and other regulatory authorities. Telcel Mexico and RIM assume no obligation to update the forward-looking information contained in this press release, except as otherwise required by applicable law.

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                                  SIGNATURES


         Pursuant to the requirement of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                           Research In Motion Limited
                                  -------------------------------------------
                                                (Registrant)


Date:   February 18, 2003           By:  /s/ Dennis Kavelman
        ----------------------           -------------------------------------
                                                  (Signature)
                                         Dennis Kavelman
                                         Chief Financial Officer